September 22, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of JOHNSON CONTROLS INTERNATIONAL PLC and TYCO FIRE & SECURITY FINANCE S.C.A. under the Exchange Act of 1934.

- 3.000% Senior Notes due 2028
- 4.900% Senior Notes due 2032

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com